UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 24, 2026

Bleichroeder Acquisition Corp. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43387	98-1931116
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, Fl 47

New York, NY 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 212-984-3835

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	BCCQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BCCQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BCCQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 24, 2026 (the “Signing Date”), Bleichroeder Acquisition Corp. III, a Cayman Islands exempted company (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which will transfer by way of continuation out of the Cayman Islands and domesticate as a corporation incorporated under the laws of the State of Delaware prior to the Closing (as defined below)) (“Mach X”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Mach X, Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X (“Merger Sub”), and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major” or the “Company”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Ursa Major, following which the separate corporate existence of Merger Sub will cease and Ursa Major will continue as the surviving corporation and as a direct, wholly owned subsidiary of Mach X (the “Merger”). The transactions contemplated by the Business Combination Agreement and the ancillary documents contemplated thereby, including the Domestication (as defined below) and the Merger, are referred to herein as the “Business Combination.” Mach X, Merger Sub and Ursa Major are individually referred to herein as a “Party” and, collectively, as the “Parties.” In connection with the closing of the Business Combination (the “Closing”), Mach X will change its name to a name mutually agreed on by Mach X and Ursa Major (such company after the Closing, “New Ursa Major”).

The Domestication

Mach X will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing (the “Closing Date”), change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Mach X’s shareholders: (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement (as defined below), each holder of the then issued and outstanding Class B ordinary shares of Mach X, par value $0.0001 per share (each, a “Cayman Class B Ordinary Share”), will elect to convert each Cayman Class B Ordinary Share held by them, on a one-for-one basis, into one Class A ordinary share of Mach X, par value $0.0001 per share (each, a “Cayman Class A Ordinary Share”) (the “Sponsor Share Conversion”); and (b) in connection with the Domestication, (i) each then issued and outstanding Cayman Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of common stock of Mach X (after the Domestication) (the “New Ursa Major Common Stock”), (ii) each then issued and outstanding warrant of Mach X will, by its terms, automatically become a warrant to acquire one share of New Ursa Major Common Stock (each, a “New Ursa Major Warrant”), and (iii) each then issued and outstanding unit of Mach X will convert automatically, on a one-for-one basis, into a unit of Mach X (after the Domestication) (each, a “New Ursa Major Unit”).

At the Effective Time (as defined below), each then issued and outstanding New Ursa Major Unit will be automatically separated and cancelled and will thereafter entitle the holder thereof to one share of New Ursa Major Common Stock and one-fourth of one New Ursa Major Warrant, with any fractional New Ursa Major Warrant otherwise issuable in connection with such separation rounded down to the nearest whole New Ursa Major Warrant.

The Merger and Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub and Ursa Major will consummate the Merger, pursuant to which Merger Sub will be merged with and into Ursa Major, following which the separate corporate existence of Merger Sub will cease and Ursa Major will continue as the surviving corporation after the Merger and as a direct, wholly owned subsidiary of Mach X.

Immediately prior to the Effective Time:

(1)	each issued and outstanding share of preferred stock of Ursa Major (“Company Preferred Stock”) (other than any Pre-Funded Preferred Stock (as defined in the Business Combination Agreement)) will automatically convert into such number of shares of common stock of Ursa Major (“Company Common Stock”) into which such shares are convertible in connection with the Merger pursuant to Ursa Major’s organizational documents; and

(2)	each warrant of Ursa Major (other than the warrants of the Company to purchase Company Common Stock issued to purchasers of Pre-Funded Preferred Stock (the “Company Pre-Funded Preferred Investor Warrants”)) exercisable for Company Common Stock that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of securities of Ursa Major (other than the holders of the Pre-Funded Preferred Stock and the Company Pre-Funded Preferred Investor Warrants in respect of those securities) in, or in connection with, the Merger will be the number of shares of New Ursa Major Common Stock, rounded down to the nearest whole share, equal to the quotient of (a) $1,600,000,000 (the “Purchase Price”), divided by (b) $10.00, which equates to 160,000,000 shares of New Ursa Major Common Stock.

Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below)) will be cancelled and converted into the right to receive a number of shares of New Ursa Major Common Stock, rounded down to the nearest whole share, equal to the Exchange Ratio. The “Exchange Ratio” is the Aggregate Consideration divided by the fully diluted capital of Ursa Major, which is the sum (without duplication) of the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including all Company Common Stock issued upon conversion of all issued and outstanding Company Preferred Stock, but excluding any Pre-Funded Preferred Stock), (ii) issuable upon full exercise of all issued and outstanding options of Ursa Major (“Company Options”) (calculated on a net exercise basis), and excludes any Company Pre-Funded Preferred Investor Warrants.

The consideration to be paid in, or in connection with, the Merger to a holder of Pre-Funded Preferred Stock will be a number of shares of the Series A preferred stock of New Ursa Major (the “New Ursa Major Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the aggregate Pre-Funded Preferred Stock Accrued Value (as defined below) of such holder’s shares of Pre-Funded Preferred Stock, divided by (ii) $12.00 (the “Pre-Funded Preferred Consideration”).

The consideration to be paid in, or in connection with, the Merger to a holder in respect of each Company Pre-Funded Preferred Investor Warrant will be one or more Series A warrants of New Ursa Major (the “New Ursa Major Series A Investor Warrants”) to purchase a number of shares of New Ursa Major Common Stock (on otherwise the same terms as applicable to the New Ursa Major Series A Investor Warrants issued to the Series A Preferred Stock Investors in the Closing PIPE Investment) equal to the quotient of (i) the aggregate exercise price of such Company Pre-Funded Preferred Investor Warrant immediately prior to the Effective Time, divided by (ii) $12.00 (the “Pre-Funded Preferred Investor Warrant Consideration”).

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)	each share of Company Common Stock that is owned by Mach X, Merger Sub or Ursa Major (in treasury or otherwise) immediately prior to the Effective Time (each, an “Excluded Share”) will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor;

(2)	each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be cancelled and converted into the right to receive a number of shares of New Ursa Major Common Stock equal to the Exchange Ratio (rounded down to the nearest whole share);

(3)	each outstanding and unexercised Company Option will cease to represent an option to purchase or acquire shares of Company Common Stock and will be assumed and converted, on the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time, into an option to acquire that number of shares of New Ursa Major Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of such Company Option by (y) the Exchange Ratio, in each case determined in a manner consistent with the applicable requirements of Sections 409A, 422 and 424 of the Internal Revenue Code of 1986, as amended;

(4)	each share of Pre-Funded Preferred Stock that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive the Pre-Funded Preferred Consideration; and

(5)	each Company Pre-Funded Preferred Investor Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive the Pre-Funded Preferred Investor Warrant Consideration.

No fractional shares of New Ursa Major Common Stock will be issued upon the conversion of Company Common Stock pursuant to the Merger, and any fractional shares will be rounded down to the nearest whole share.

Governance

The Parties have agreed to take all such action within their power as may be necessary or appropriate so that, effective as of the Closing, the board of directors of Mach X (the “New Ursa Major Board”) will not be classified as to term and will initially consist of such number and composition of directors as is mutually agreed by the Sellers (as defined below) and Mach X; provided that Mach X is entitled to designate one (1) director. The initial chairperson of the New Ursa Major Board, the initial chairperson of the audit committee and the initial chairperson of the compensation committee will be as set forth in the disclosure letter delivered by Ursa Major in connection with the Business Combination Agreement (the “Designated Directors”). Mach X has agreed to use its reasonable best efforts to obtain resignations, effective immediately after the Closing, from those directors of Mach X who are not to remain directors on the New Ursa Major Board.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of the business of Mach X and Ursa Major during the period between the Signing Date and the Closing. In addition, prior to the Closing, Mach X has agreed to approve and adopt, subject to the Mach X Shareholder Approval (as defined below), (i) an equity incentive plan (the “New Ursa Major Incentive Award Plan”) and (ii) an employee stock purchase plan (the “New Ursa Major ESPP”), in each case to be effective as of the Closing and each having an initial share reserve to be mutually agreed between Mach X and Ursa Major. As soon as practicable following the date that is sixty (60) days after the date Mach X has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Mach X has agreed to file a registration statement on Form S-8 with respect to the shares of New Ursa Major Common Stock issuable under the New Ursa Major Incentive Award Plan and the New Ursa Major ESPP, and to use commercially reasonable efforts to maintain its effectiveness for so long as awards thereunder remain outstanding.

Conditions to Each Party’s Obligations

The obligations of Mach X and Ursa Major to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Mach X’s shareholders (the “Mach X Shareholder Approval”) of (A) the Business Combination Agreement and Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Ursa Major upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) approval of the issuance of shares of New Ursa Major Common Stock, shares of New Ursa Major Series A Preferred Stock and New Ursa Major Series A Investor Warrants, as required by Nasdaq Listing Rule 5635, (E) the adoption by Mach X of the equity incentive plan and employee stock purchase plan as described in the Business Combination Agreement, (F) the appointment of director nominees in accordance with the terms in the Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the registration statement on Form S-4, or other appropriate form, (the “Registration Statement”) to be filed by Mach X or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed to by the Parties to be necessary or appropriate in connection with the Business Combination, and (I) adjournment of the Mach X Shareholders Meeting (as defined below) to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of Mach X, to (x) permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if Mach X determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Merger or any other transactions contemplated by the Business Combination Agreement and ancillary documents (such proposals in (A) through (I), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Ursa Major, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Ursa Major and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Ursa Major Common Stock on the Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each Party and the performance of the covenants and agreements of the Parties, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the HSR Act with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) satisfaction of the Minimum Cash Condition described below.

The “Minimum Cash Condition” requires that the sum of (a) the amount of cash available for release from Mach X’s trust account (after giving effect to the redemption of Cayman Class A Ordinary Shares in connection with the Mach X Shareholders Meeting), plus (b) the aggregate gross cash proceeds received from the Closing PIPE Investment (excluding, for the avoidance of doubt, any proceeds from the Pre-Funded PIPE Investment described in Item 8.01 below), less (c) without duplication, the aggregate amount of any underwriting fees, New Ursa Major transaction costs and Company transaction costs payable at or in connection with the Closing, equal or exceed $150,000,000. The Minimum Cash Condition may be waived, in whole or in part, by Ursa Major in its sole discretion.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of Mach X and Ursa Major; (ii) by Ursa Major if the board of directors of Mach X, withdraws, amends, qualifies or modifies its recommendation to the shareholders of Mach X to make certain approvals, as described in the Business Combination Agreement, (iii) by either Mach X or Ursa Major if any of the conditions to the Closing have not been satisfied or waived by August 24, 2027 (the “Outside Date”), subject to the limitations set forth in the Business Combination Agreement, including that the right to terminate on that basis is not available to a Party whose breach or violation was the cause of, or resulted in, the failure of the Closing to occur by the Outside Date, and further subject to the automatic extension of the Outside Date, solely with respect to Ursa Major’s termination right, by one calendar day for every calendar day after October 31, 2026 that specified audited and interim financial statements of Ursa Major are not delivered; and (iv) by Ursa Major if the Mach X Shareholder Approval is not obtained by Mach X after the conclusion of the extraordinary general meeting of Mach X’s shareholders (“Mach X Shareholders Meeting”) held for the purpose of voting on the Transaction Proposals. Bleichroeder Sponsor 3 LLC is referred to herein as the “Sponsor.”

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Mach X or Ursa Major. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Mach X’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Mach X entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Ursa Major, the Sponsor and Mach X Fund I, LP, a Delaware limited partnership (“IPF” and the Sponsor, each a “Restricted Holder” and together, the “Restricted Holders”), pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Mach X (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Mach X under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Mach X. Certain current and former officers and directors of Mach X previously entered into a letter agreement with Mach X in connection with Mach X’s initial public offering, pursuant to which they agreed to vote any Mach X ordinary shares held by them in favor of the Business Combination.

In addition, pursuant to the Sponsor Support Agreement, each Restricted Holder, severally, agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Cayman Class B Ordinary Shares convert into the Cayman Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Seller Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the holders of equity securities of Ursa Major (the “Sellers”) and Ursa Major entered into the Voting and Support Agreement (the “Seller Voting and Support Agreement”), pursuant to which Sellers have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Ursa Major; (d) against any change in the business or board of directors of Ursa Major (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Seller Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Ursa Major under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Seller contained in the Seller Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Ursa Major and (f) to convert all outstanding shares of preferred stock of Ursa Major into Company Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Ursa Major.

Pursuant to the Seller Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Ursa Major, no Seller shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Seller Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Ursa Major and Mach X, unless such transfer is deemed a Permitted Transfer (as defined in the Seller Voting and Support Agreement).

In addition, pursuant to the Seller Voting and Support Agreement, each Seller has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Mach X, Ursa Major or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Seller Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Seller Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Seller has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

The foregoing description of the Seller Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Seller Voting and Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor, certain other securityholders of Mach X and New Ursa Major will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor, such other securityholders and their respective permitted assigns will agree, (x) with respect to any shares of New Ursa Major Common Stock received upon conversion of their Cayman Class B Ordinary Shares in connection with the Domestication (the “Sponsor Lock-Up Founder Shares”), prior to the date that is six months after the Closing Date, and (y) with respect to the warrants of New Ursa Major received by the Sponsor upon conversion of its private placement warrants in connection with the Domestication (the “Sponsor Lock-Up Warrants”) and any shares of New Ursa Major Common Stock issuable upon exercise thereof (the “Sponsor Lock-Up Warrant Shares” and together with the Sponsor Lock-Up Founder Shares, the “Sponsor Lock-Up Shares”), prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Ursa Major Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of any Sponsor Lock-Up Shares or Sponsor Lock-Up Warrants, (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or Sponsor Lock-Up Warrants or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Seller Lock-Up Agreement

At the Closing, New Ursa Major and certain equity holders of Ursa Major (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Seller Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Ursa Major Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Ursa Major Common Stock held immediately after the consummation of the Business Combination, (b) any shares of New Ursa Major Common Stock issuable upon exercise of options to purchase shares of New Ursa Major Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Ursa Major Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Ursa Major Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-Up Shares”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Seller Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

The foregoing description of each Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the form of Sponsor Lock-Up Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference and (ii) the form of Seller Lock-Up Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement provides that, in connection with the consummation of the transactions contemplated thereby and simultaneously with the Closing, the Sponsor, Mach X, the Sellers party thereto and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached as an exhibit to the Business Combination Agreement, with such changes as may be agreed in writing by Mach X and Ursa Major.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is filed as Exhibit 10.5 hereto and the terms of which are incorporated herein by reference.

Series A Preferred Stock Investment

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Mach X, Ursa Major and certain accredited investors named therein (the “Series A Preferred Stock Investors”) entered into Securities Purchase Agreements (the “Series A SPAs”). Pursuant to the Series A SPAs, the Series A Preferred Stock Investors have agreed, among other things, to purchase, at Closing, an aggregate of (i) 20,208,328 shares of New Ursa Major Series A Preferred Stock, having the rights, preferences and privileges set forth in the form of Certificate of Designation of Preferences, Rights and Limitations of 10.0% Series A Cumulative Convertible Preferred Stock (the “Series A Certificate of Designation”) and (ii) New Ursa Major Series A Investor Warrants to purchase an aggregate of 20,208,328 shares of New Ursa Major Common Stock, for an aggregate purchase price of approximately $242.5 million (the “Closing PIPE Investment”). Each share of New Ursa Major Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

The Series A SPAs include customary representations and warranties from Mach X, Ursa Major and the Series A Preferred Stock Investors and are subject to customary closing conditions. The Series A SPAs also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Ursa Major Common Stock issuable upon conversion of the New Ursa Major Series A Preferred Stock and New Ursa Major Common Stock underlying any New Ursa Major Series A Investor Warrants will be “Registrable Securities” under the A&R Registration Rights Agreement.

Dividends: The New Ursa Major Series A Preferred Stock will accrue dividends daily at the rate of 10% per annum of the Accrued Value (as defined in the Series A Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 8% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of New Ursa Major Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities of New Ursa Major, an amount per share equal to 100% of the Accrued Value. Thereafter, the holders of New Ursa Major Series A Preferred Stock will be entitled to receive their pro-rata share of the remaining proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting: The New Ursa Major Series A Preferred Stock will vote together with the New Ursa Major Common Stock as a single class, except as required by law and as noted below under “Protective Provisions.” Each holder of New Ursa Major Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Ursa Major Common Stock into which the shares of New Ursa Major Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions: For as long as at least 20% of the shares of New Ursa Major Series A Preferred Stock issued as of Closing are outstanding, New Ursa Major shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Ursa Major Series A Preferred Stock, which majority must include Inflection Point (as defined below) if Inflection Point then holds any shares of New Ursa Major Series A Preferred Stock (the “Required Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Ursa Major; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Series A Certificate of Designation or any similar document of New Ursa Major in a manner that materially and adversely affects the powers, preferences or rights given to the New Ursa Major Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Ursa Major Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Ursa Major Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Ursa Major Series A Preferred Stock prior to payment of such cash dividend on the New Ursa Major Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Ursa Major Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of New Ursa Major; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Ursa Major’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Ursa Major, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Ursa Major; or (vi) incur or guarantee any indebtedness other than (A) equipment leases, trade payables or other asset-based financing incurred in the ordinary course of business to support manufacturing build-out, provided that the aggregate amount of such indebtedness outstanding at any given time shall not exceed $50 million, shall not be secured by any assets of New Ursa Major or its subsidiaries other than the equipment or assets so financed and shall not be guaranteed by New Ursa Major or any of its subsidiaries, (B) borrowings under Ursa Major’s $30 million senior secured debt facility with J.P. Morgan, provided that the aggregate amount of such indebtedness outstanding at any given time shall not exceed $30 million and (C) Ursa Major’s indebtedness outstanding as of the Closing, and any refinancing of such existing indebtedness; provided that the aggregate amount of such indebtedness outstanding at any given time shall not exceed the amount outstanding as of the Closing and any refinancing thereof does not increase principal (other than accrued interest and reasonable fees and expenses), add guarantors or additional collateral, or shorten maturity provided, however, that the New Ursa Major Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation, provided, further, that with respect to any indebtedness permitted under clauses (A), (B) and (C) without the approval of the Required Holders (x) shall not exceed an amount equal to the sum of the caps in the preceding clauses (A), (B) and (C) in the aggregate and (y) shall not restrict, condition or prohibit New Ursa Major from performing its obligations under the Series A Certificate of Designation or the other Transaction Documents (as defined in the Series A SPAs).

Conversion: Each share of New Ursa Major Series A Preferred Stock will be convertible into New Ursa Major Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and full-ratchet anti-dilution adjustments, including with respect to future issuances or sales of New Ursa Major Common Stock at prices less than the conversion price then in effect. In addition, if the 20-trading-day volume-weighted average price of the New Ursa Major Common Stock measured as of the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $8.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Series A SPAs) (the “VWAP Adjustment”).

Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the New Ursa Major Series A Preferred Stock shall be redeemable at the option of the Required Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, subject to the satisfaction of certain conditions set forth in the Series A Certificate of Designation, the New Ursa Major Series A Preferred Stock shall be redeemable at the option of New Ursa Major commencing any time (A) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price per share equal to the greater (as determined on the date of redemption based on the closing price of the shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation)) of (i) 120% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Ursa Major Series A Preferred Stock been converted into New Ursa Major Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable in cash, provided that New Ursa Major may, at its option, pay the amount payable per share in excess of 120% of the Accrued Value in shares of New Ursa Major Common Stock, with the value of any such shares of New Ursa Major Common Stock being the closing price of such shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation) on the date of redemption); (B) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price per share equal to the greater (as determined on the date of redemption based on the closing price of the shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation)) of (i) 110% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Ursa Major Series A Preferred Stock been converted into New Ursa Major Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable in cash, provided that New Ursa Major may, at its option, pay the amount payable per share in excess of 110% of the Accrued Value in shares of New Ursa Major Common Stock, with the value of any such shares of New Ursa Major Common Stock being the closing price of such shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation) on the date of redemption); and (C) on or after the 5th anniversary of the Closing at a price per share equal to the greater (as determined on the date of redemption based on the closing price of the shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation)) of (i) 100% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Ursa Major Series A Preferred Stock been converted into New Ursa Major Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable in cash, provided that New Ursa Major may, at its option, pay the amount payable per share in excess of 100% of the Accrued Value in shares of New Ursa Major Common Stock, with the value of any such shares of New Ursa Major Common Stock being the closing price of such shares of New Ursa Major Common Stock on the Trading Market (as defined in the Series A Certificate of Designation) on the date of redemption).

New Ursa Major Series A Investor Warrants: At the closing of the PIPE Investment, the Series A Preferred Stock Investors will receive New Ursa Major Series A Investor Warrants to purchase shares of New Ursa Major Common Stock. The New Ursa Major Series A Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five (5) years from the date of Closing. The New Ursa Major Series A Investor Warrants include customary cash and cashless exercise provisions. Each New Ursa Major Series A Investor Warrant will initially be exercisable at $12.00 per share of New Ursa Major Common Stock, subject to the same anti-dilution and other adjustments as the New Ursa Major Series A Preferred Stock.

The foregoing description of the Closing PIPE Investment does not purport to be complete and is qualified in its entirety by reference to (i) the full text of the Series A SPAs, a copy of the form of which is attached as Exhibit 10.6 hereto, (ii) the full text of the form of Series A Certificate of Designation, a copy of which is attached as Exhibit 3.1 hereto, and (iii) the full text of the form of New Ursa Major Series A Investor Warrant, a copy of the form of which is attached as Exhibit 4.1 hereto, and the terms of each are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 and Item 8.01 of this Current Report on Form 8-K with respect to the issuance of shares of New Ursa Major pursuant to the Business Combination Agreement and the form of Series A SPA is incorporated by reference herein. The shares to be offered and sold in connection with the Series A SPAs have not been registered under the Securities Act, in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective August 24, 2026, Michael Blitzer and Kevin Shannon were appointed as Chairman of the Board and Co-Chief Executive Officer, respectively, of Mach X, with Andrew Gundlach and Marcello Padula continuing as a director on the Board and Co-Chief Executive Officer, respectively, of Mach X. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund I LP, which is a member of the Sponsor.

Michael Blitzer has been Chairman of Inflection Point Acquisition Corp. VI since December 2025 and a director since September 2025. Mr. Blitzer has served as the Chairman and CEO of IPCX (Nasdaq: IPCX), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Blitzer has served as the Chairman and Chief Executive Officer of IPEX (Nasdaq: IPEX), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Mr. Blitzer previously served as co-CEO and director of Inflection Point Acquisition Corp., a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of IPXX from March 2023 until the closing of its business combination with USARE in March 2025, and as the President and CEO and director of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR), is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR), and serves on the board of directors and as a member of the nominating and corporate governance committee of Merlin, Inc. (Nasdaq: MRLN). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee.

Kevin Shannon has been Chief Executive Officer of Inflection Point Acquisition Corp. VI since December 2025. Mr. Shannon has served as COO of IPCX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Shannon has served as the COO of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. He previously served as Chief of Staff of IPXX from March 2023 until the completion of its initial business combination with USA Rare Earth, Inc. in March 2025, as Chief of Staff of IPAX from March 2021 until the completion of its initial business combination with Intuitive Machines, Inc. in February 2023, and as the COO of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. In his role as COO of IPCX, IPDX and IPEX, and Chief of Staff for IPXX and IPAX, Mr. Shannon was an active participant in all target search, negotiation, and due diligence workstreams. Mr. Shannon is a founder and partner of Inflection Point Asset Management (together with its affiliates, “Inflection Point”), which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc. and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Mr. Blitzer and Mr. Shannon are affiliates of IPF, which is a non-managing member of the Sponsor. IPF has agreed to purchase Pre-Funded Preferred Stock and Company Pre-Funded Preferred Investor Warrants in the Pre-Funded PIPE Investment described in Item 8.01 below. Each of Mr. Blitzer and Mr. Shannon has direct and indirect interests in investments made by IPF.

Except as described above, there are no arrangements or understandings between each of Mr. Blitzer or Mr. Shannon and any other persons pursuant to which each of them was selected as an officer of Mach X. There are also no family relationships between Mr. Blitzer or Mr. Shannon and any director or executive officer of Mach X, and neither Mr. Blitzer nor Mr. Shannon has a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 7.01. Regulation FD Disclosure.

On August 25, 2026, Mach X and Ursa Major issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation, dated August 2026, that Mach X and Ursa Major have prepared for use in connection with the Business Combination.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is certain projected financial information, dated August 2026, that Ursa Major prepared in connection with Mach X’s consideration of the Business Combination and certain investors’ assessment of a potential investment in Ursa Major.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01. Other Events.

In connection with the Business Combination, on the Signing Date, Ursa Major entered into Securities Purchase Agreements (the “Series Cumulative SPAs”) with Inflection Point Fund I, LP, an affiliate of Mach X and certain of its directors and officers, and certain other accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”). Pursuant to such Series Cumulative SPAs, the Pre-Funded PIPE Investors agreed, among other things, to purchase, and Ursa Major issued and sold, (i) 10,539,215 shares of Pre-Funded Preferred Stock and Company Pre-Funded Preferred Investor Warrants to purchase an aggregate of 10,539,215 shares of Company Common Stock, at an initial exercise price of $12.00 per share, substantially concurrently with the signing of the Business Combination Agreement, for an aggregate purchase price of approximately $107.5 million (the “Pre-Funded PIPE Investment”).

The Pre-Funded Preferred Stock has a stated value of $12.00 and will accrue dividends at a rate per annum of 8% if paid in cash or 10% if paid in kind, compounding semi-annually (the stated value of such Pre-Funded Preferred Stock, plus all accrued dividends, the “Pre-Funded Preferred Stock Accrued Value”). From and after the termination of the Business Combination Agreement prior to Closing, each share of Pre-Funded Preferred Stock shall be convertible at the option of the holder into shares of Company Common Stock at a conversion price of $12.00 per share, subject to customary adjustments. The Company Pre-Funded Preferred Investor Warrants are initially exercisable at $12.00 per share, subject to customary adjustments.

As described above, upon the Closing, (a) each share of Pre-Funded Preferred Stock that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive the Pre-Funded Preferred Consideration and (b) each Company Pre-Funded Preferred Investor Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive the Pre-Funded Preferred Investor Warrant Consideration.

Such holders will be entitled to customary registration rights with respect to the shares of New Ursa Major Common Stock underlying the New Ursa Major Series A Preferred Stock and New Ursa Major Series A Investor Warrants issuable in respect of the Pre-Funded Preferred Stock and Company Pre-Funded Preferred Investor Warrants pursuant to the A&R Registration Rights Agreement.

Additional Information

In connection with the proposed Business Combination, Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contain certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts.

These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of New Ursa Major Common Stock, the New Ursa Major Series A Preferred Stock and the New Ursa Major Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of August 24, 2026, by and among Bleichroeder Acquisition Corp. III, Inflection Point Mach X Bleichroeder Merger Sub, Inc. and Ursa Major Technologies, Inc.
3.1	Form of Certificate of Designation of Preferences, Rights and Limitations of 10.0% Series A Cumulative Convertible Preferred Stock.
4.1	Form of Warrant to be issued to each Series A Preferred Stock Investor.
10.1	Sponsor Support Agreement, dated as of August 24, 2026, by and among Bleichroeder Sponsor 3 LLC, Bleichroeder Acquisition Corp. III and Ursa Major Technologies, Inc.
10.2	Form of Seller Voting and Support Agreement.
10.3	Form of Sponsor Lock-Up Agreement.
10.4	Form of Seller Lock-Up Agreement.
10.5	Form of Amended and Restated Registration Rights Agreement.
10.6	Form of Securities Purchase Agreement (Series A Preferred Stock).
10.7	Form of Securities Purchase Agreement (Pre-Funded PIPE).
99.1	Press Release, dated August 25, 2026.
99.2	Investor Presentation, dated August 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLEICHROEDER ACQUISITION CORP. III

Date: August 25, 2026	By:	/s/ Marcello Padula
	Name:	Marcello Padula
	Title:	Co-Chief Executive Officer